FILED BY MIDCAP FINANCIAL INVESTMENT CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: MIDCAP FINANCIAL INVESTMENT CORPORATION

COMMISSION FILE NO. 814-00646

The following are excerpts relating to the pending acquisition of MidCap Financial Investment Corporation (the “Company”) by Ares Capital Corporation (“ARCC”) (the “Transaction”) from a transcript of the third quarter 2026 earnings conference call of Apollo Global Management, Inc., held on November 3, 2026:

Martin Kelly

Chief Financial Officer, Apollo Global Management, Inc.

Leading indicators across our business, including capital formation dialog, committed capital earning fees, origination pipelines, and signed originations with future fees remain exceptionally strong. Looking specifically to 2027, we expect 20%-plus FRE growth, underpinned by 15%-plus management fee growth as well as continued growth in origination-led ACS fees. The 2027 management fee growth reflects the reduction in fees from MFIC and ARI and includes a low-single-digit or approximately 2% estimated contribution from the combination of Fund XI and Fund X.

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Martin Kelly

Chief Financial Officer, Apollo Global Management, Inc.

Before turning the call back to Marc, I’ll briefly touch on two transactions that occurred subsequent to quarter-end. […]

Second, a publicly traded BDC, MidCap Financial Investment Corporation, MFIC, and Ares Capital Corporation entered into a definitive agreement under which Ares will acquire MFIC in a stock and cash transaction. The purchase price reflects an approximately 30% premium to MFIC’s pre-announcement stock price. The transaction is another example of Apollo’s longstanding commitment to delivering strong, positive outcomes in all instances, where we manage stockholder capital. The financial impact of this is embedded within our 2027 management fee expectation guide.

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About MidCap Financial Investment Corporation

MidCap Financial Investment Corporation (NASDAQ: MFIC) is a closed-end, externally managed, diversified management investment company that has elected to be treated as a business development company (“BDC”) under the Investment Company Act of 1940 (the “1940 Act”). For tax purposes, the Company has elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). The Company is externally managed by Apollo Investment Management, L.P. (“Apollo”), an affiliate of Apollo Global Management, Inc. and its consolidated subsidiaries, a high-growth global alternative asset manager. The Company’s investment objective is to generate current income and, to a lesser extent, long-term capital appreciation. The Company primarily invests in directly originated and privately negotiated first lien senior secured loans to privately held U.S. middle-market companies, which the Company generally defines as companies with less than $75 million in EBITDA, as may be adjusted for market disruptions, mergers and acquisitions-related charges and synergies, and other items. To a lesser extent, the Company may invest in other types of securities including, first lien unitranche, second lien senior secured, unsecured, subordinated, and mezzanine loans, and equities in both private and public middle market companies. For more information, please visit www.midcapfinancialic.com.

About Ares Capital Corporation

Founded in 2004, ARCC is a leading specialty finance company focused on providing direct loans and other investments in private middle-market companies in the United States. ARCC’s objective is to source and invest in high-quality borrowers that need capital to achieve their business goals, which oftentimes can lead to economic growth and employment. ARCC believes its loans and other investments in these companies can help generate attractive levels of current income and potential capital appreciation for investors. ARCC, through its investment manager, utilizes its extensive, direct origination capabilities and incumbent borrower relationships to source and underwrite predominantly senior secured loans but also subordinated debt and equity investments. ARCC has elected to be regulated as a BDC and was the largest publicly traded BDC by market capitalization as of September 30, 2026. ARCC is externally managed by a subsidiary of Ares Management Corporation (NYSE: ARES) (“Ares Management”), a publicly traded, leading global alternative investment manager. For more information about ARCC, visit www.arescapitalcorp.com.

Forward-Looking Statements

Some of the statements in this communication constitute forward-looking statements because they relate to future events, future performance or financial condition, including statements regarding the Transaction pursuant to the Agreement and Plan of Merger (the “Merger Agreement”). The forward-looking statements may include statements as to: the consummation of the Transaction, the future operating results of ARCC, the Company and, following the closing of the Transaction, the combined company, and distribution projections; business prospects of ARCC, the Company and the combined company, and the prospects of their portfolio companies; and the impact of the investments that ARCC, the Company and the combined company expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “could,” “estimate,” “overestimate,” “underestimate,” “project,” “intend,” “may,” “will,” “endeavor,” “potential,” “predict,” “continue,” “target” and “would” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this communication involve risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Certain factors could cause actual results and conditions to differ materially from those planned, projected, or estimated, including the uncertainties associated with (i) the ability of the parties to consummate the Transaction on the expected timeline, or at all; (ii) the failure of the Company’s stockholders to approve the Transaction and the other Proposals (as defined below); (iii) the possibility that any or all of the various conditions to the consummation of the Transaction, including the receipt of any required regulatory approvals, may not be satisfied or waived on a timely basis or at all, and including the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Transaction or may require conditions, limitations or restrictions in connection with such approvals; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including circumstances requiring the Company to pay a termination fee; (v) the possibility that competing offers or acquisition proposals for the Company will be made; (vi) ARCC’s ability to realize the anticipated benefits of the Transaction, including the expected accretion to ARCC’s core earnings and the expected elimination of certain expenses and costs, including as a result of delay in completing the Transaction or integrating the businesses of the Company and ARCC; (vii) the amount of the special dividend from the Company’s undistributed taxable income, the net asset value per share of ARCC and the trading price of ARCC common stock, each of which will affect the number of shares of ARCC common stock issued in the Transaction; (viii) risks related to diverting management’s attention from ongoing business operations and the effect of the announcement or pendency of the Transaction on the business relationships, operating results and business generally of ARCC and the Company; (ix) the combined company’s plans, expectations, objectives and intentions as a result of the Transaction, including the integration of the Company’s portfolio; (x) the future operating results and net investment income projections of ARCC, the Company or, following the closing of the Transaction, the combined company; (xi) the ability of Ares Management to implement its future plans with respect to the combined company and to attract and retain highly talented professionals; (xii) the business prospects of ARCC, the Company or the combined company and the ability of their portfolio companies to achieve their objectives; (xiii) the expected financings and investments and additional leverage that ARCC, the Company or the combined company may seek to incur in the future; (xiv) the adequacy of the cash resources and working capital of ARCC, the Company or the combined company; (xv) the timing of cash flows, if any, from the operations of the portfolio companies of ARCC, the Company or the combined company; (xvi) the ability of ARCC and the combined company to maintain their qualification as a BDC under the 1940 Act, and as a RIC under Subchapter M of the Code; (xvii) general economic, political and market conditions, including changes in interest rates and credit spreads; (xviii) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); (xix) the risk that stockholder litigation in connection with the Transaction may result in significant costs of defense and liability; (xx) unexpected costs, charges or expenses resulting from the Transaction, and (xxi) such other factors as are described under the heading “Risk Factors” in ARCC’s and the Company’s respective annual reports on Form 10-K, quarterly reports on Form 10-Q and other filings with the U.S. Securities and Exchange Commission (the “SEC”). Any forward-looking statements speak only as of the date of this communication. ARCC and the Company have based the forward-looking statements included in this communication on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although ARCC and the Company undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that ARCC and/or the Company in the future may file with the SEC, including the Proxy Statement/Prospectus and the Registration Statement (in each case, as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

No Offer or Solicitation

This communication is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this communication is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in ARCC, the Company or in any fund or other investment vehicle managed by Ares Management, Apollo or any of their respective affiliates.

Additional Information and Where to Find It

This communication relates to the proposed Transaction and certain related matters (the “Proposals”). In connection with the Proposals, ARCC will file with the SEC a registration statement on Form N-14 (the “Registration Statement”) that will include a proxy statement of the Company and a prospectus of ARCC (the “Proxy Statement/Prospectus”), and the Company will mail the Proxy Statement/Prospectus to its stockholders. The Proxy Statement/Prospectus and the Registration Statement will each contain important information about ARCC, the Company, the Transaction and the Proposals. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

INVESTORS IN ARCC AND STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND REGISTRATION STATEMENT, AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ARCC, THE COMPANY, THE TRANSACTION AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov or, for documents filed by ARCC, from ARCC’s website at www.arescapitalcorp.com, and, for documents filed by the Company, from the Company’s website at www.midcapfinancialic.com.

Participants in the Solicitation

ARCC, its directors, certain of its executive officers and certain employees and officers of Ares Management and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive officers of ARCC is set forth in its proxy statement for its 2026 Annual Meeting of Stockholders, which was filed with the SEC on March 5, 2026. The Company, its directors, certain of its executive officers and certain employees and officers of Apollo and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive officers of the Company is set forth in its proxy statement for its 2026 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2026. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Company’s stockholders in connection with the Proposals, including a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus when it becomes available. These documents may be obtained free of charge from the sources indicated above.